Condensed Consolidated Interim Financial Statements Q2 2016

The Hague, August 11, 2016

To help people achieve a lifetime of financial security

Transform Tomorrow

Condensed Consolidated Interim Financial Statements Q2 2016	1

Table of contents

Condensed consolidated income statement	2

Condensed consolidated statement of comprehensive income	3

Condensed consolidated statement of financial position	4

Condensed consolidated statement of changes in equity	5

Condensed consolidated cash flow statement	6

Notes to the Condensed consolidated interim financial statements	7

Unaudited

2	Condensed Consolidated Interim Financial Statements Q2 2016

Condensed consolidated income statement
EUR millions	Notes	Q2 2016	Q2 2015	YTD 2016	YTD 2015

Premium income	4	5,702	5,710	11,538	12,056
Investment income	5	2,073	2,262	4,008	4,360
Fee and commission income		597	626	1,199	1,208
Other revenues		2	7	4	9
Total revenues		8,374	8,605	16,749	17,633
Income from reinsurance ceded		961	788	1,682	1,474
Results from financial transactions	6	4,817	(7,179)	6,867	2,725
Other income	7	54	-	55	-
Total income		14,207	2,214	25,352	21,832

Benefits and expenses	8	13,823	1,832	24,724	20,959
Impairment charges / (reversals)	9	20	(6)	60	7
Interest charges and related fees		72	75	169	183
Other charges	10	682	-	682	11
Total charges		14,596	1,901	25,635	21,159

Share in net result of joint ventures		28	32	59	61
Share in net result of associates		-	3	-	3
Income / (loss) before tax		(362)	348	(224)	737
Income tax (expense) / benefit		(23)	(29)	(17)	(129)
Net income / (loss)		(385)	319	(242)	608

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		(385)	319	(242)	608
Non-controlling interests		-	-	-	-

Earnings per share (EUR per share)	17
Basic earnings per common share		(0.20)	0.14	(0.15)	0.26
Basic earnings per common share B		(0.01)	-	-	0.01
Diluted earnings per common share		(0.20)	0.14	(0.15)	0.26
Diluted earnings per common share B		(0.01)	-	-	0.01

Amounts for 2015 have been restated to reflect the voluntary changes in accounting policies for deferred cost of reinsurance that was adopted by Aegon effective January 1, 2016. Furthermore a voluntary change in insurance accounting for business in United Kingdom was adopted by Aegon effective January 1, 2016 as well. Refer to note 2.1 Voluntary changes in accounting policies for details about these changes.

Unaudited

Condensed Consolidated Interim Financial Statements Q2 2016	3

Condensed consolidated statement of comprehensive income
EUR millions	Q2 2016	Q2 2015	YTD 2016	YTD 2015

Net income / (loss)	(385)	319	(242)	608

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	3	(1)	2	4
Remeasurements of defined benefit plans	(591)	894	(1,092)	267
Income tax relating to items that will not be reclassified	168	(240)	303	(81)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	2,047	(3,120)	3,888	(1,525)
(Gains) / losses transferred to the income statement on disposal and impairment of available-for-sale investments	(2,115)	(148)	(2,145)	(280)
Changes in cash flow hedging reserve	523	(521)	827	37
Movement in foreign currency translation and net foreign investment hedging reserve	111	(453)	(623)	1,265
Equity movements of joint ventures	1	(5)	4	(2)
Equity movements of associates	-	(1)	1	(1)
Income tax relating to items that may be reclassified	(264)	1,110	(1,027)	660
Other	1	1	7	4
Other comprehensive income for the period	(116)	(2,483)	145	348
Total comprehensive income / (loss)	(501)	(2,163)	(96)	956

Total comprehensive income / (loss) attributable to:
Equity holders of Aegon N.V.	(502)	(2,164)	(104)	956
Non-controlling interests	1	-	8	-

Amounts for 2015 have been restated to reflect the voluntary changes in accounting policies for deferred cost of reinsurance that was adopted by Aegon effective January 1, 2016. Furthermore a voluntary change in insurance accounting for business in United Kingdom was adopted by Aegon effective January 1, 2016 as well. Refer to note 2.1 Voluntary changes in accounting policies for details about these changes.

Unaudited

4	Condensed Consolidated Interim Financial Statements Q2 2016

Condensed consolidated statement of financial position
		Jun. 30,	Dec. 31,
		2016	2015
EUR millions	Notes

Assets
Intangible assets	11	1,805	1,901
Investments	12	159,933	160,792
Investments for account of policyholders	13	194,512	200,226
Derivatives	14	18,084	11,545
Investments in joint ventures		1,553	1,561
Investments in associates		265	242
Reinsurance assets		10,686	11,257
Deferred expenses	16	10,386	10,997
Assets held for sale	19	9,034	-
Other assets and receivables		9,061	7,615
Cash and cash equivalents		10,482	9,594
Total assets		425,800	415,729

Equity and liabilities
Shareholders’ equity		21,982	22,684
Other equity instruments		3,784	3,800
Issued capital and reserves attributable to equity holders of Aegon N.V.		25,766	26,485
Non-controlling interests		17	9
Group equity		25,782	26,494

Trust pass-through securities		159	157
Subordinated borrowings		760	759
Insurance contracts		117,481	123,042
Insurance contracts for account of policyholders		112,022	112,679
Investment contracts		18,670	17,718
Investment contracts for account of policyholders		85,000	90,119
Derivatives	14	16,955	10,890
Borrowings	18	12,077	12,445
Liabilities held for sale	19	9,136	-
Other liabilities		27,759	21,427
Total liabilities		400,018	389,236
Total equity and liabilities		425,800	415,729

Amounts for 2015 have been restated to reflect the voluntary changes in accounting policies for deferred cost of reinsurance that was adopted by Aegon effective January 1, 2016. Furthermore a voluntary change in insurance accounting for business in United Kingdom was adopted by Aegon effective January 1, 2016 as well. Refer to note 2.1 Voluntary changes in accounting policies for details about these changes.

Unaudited

Condensed Consolidated Interim Financial Statements Q2 2016	5

Condensed consolidated statement of changes in equity
EUR millions	Share capital [1]	Retained earnings	Revaluation reserves	Remeasurement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves [2]	Non- controlling interests	Total

Six months ended June 30, 2016

At beginning of year	8,387	8,075	6,471	(1,532)	1,283	3,800	26,485	9	26,494

Net income / (loss) recognized in the income statement	-	(242)	-	-	-	-	(242)	-	(242)

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	-	2	-	-	-	2	-	2
Remeasurements of defined benefit plans	-	-	-	(1,092)	-	-	(1,092)	-	(1,092)
Income tax relating to items that will not be reclassified	-	-	(1)	303	-	-	303	-	303

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	3,888	-	-	-	3,888	-	3,888
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(2,145)	-	-	-	(2,145)	-	(2,145)
Changes in cash flow hedging reserve	-	-	827	-	-	-	827	-	827
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	(145)	48	(526)	-	(623)	-	(623)
Equity movements of joint ventures	-	-	-	-	4	-	4	-	4
Equity movements of associates	-	-	-	-	1	-	1	-	1
Income tax relating to items that may be reclassified	-	-	(1,020)	-	(7)	-	(1,027)	-	(1,027)
Other	-	(1)	-	-	-	-	(1)	8	7
Total other comprehensive income	-	(1)	1,406	(741)	(527)	-	138	8	145
Total comprehensive income / (loss) for 2016	-	(243)	1,406	(741)	(527)	-	(104)	8	(96)

Shares issued and withdrawn	1	-	-	-	-	-	1	-	1
Issuance and purchase of (treasury) shares	-	(295)	-	-	-	-	(295)	-	(295)
Dividends paid on common shares	(80)	(151)	-	-	-	-	(231)	-	(231)
Coupons on non-cumulative subordinated notes	-	(14)	-	-	-	-	(14)	-	(14)
Coupons on perpetual securities	-	(50)	-	-	-	-	(50)	-	(50)
Incentive plans	-	(10)	-	-	-	(16)	(26)	-	(26)
At end of period	8,308	7,313	7,878	(2,273)	755	3,784	25,766	17	25,782

Six months ended June 30, 2015

At beginning of year (as previously stated)	8,597	9,076	8,308	(1,611)	(77)	3,827	28,120	9	28,129

Changes in accounting policies relating to deferred cost of reinsurance	-	(101)	-	-	(9)	-	(110)	-	(110)
At beginning of year (restated)	8,597	8,975	8,308	(1,611)	(86)	3,827	28,010	9	28,019

Net income / (loss) recognized in the income statement	-	608	-	-	-	-	608	-	608

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	-	4	-	-	-	4	-	4
Remeasurements of defined benefit plans	-	-	-	267	-	-	267	-	267
Income tax relating to items that will not be reclassified	-	-	-	(81)	-	-	(81)	-	(81)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	(1,525)	-	-	-	(1,525)	-	(1,525)
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(280)	-	-	-	(280)	-	(280)
Changes in cash flow hedging reserve	-	-	37	-	-	-	37	-	37
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	-	(81)	1,346	-	1,265	-	1,265
Equity movements of joint ventures	-	-	-	-	(2)	-	(2)	-	(2)
Equity movements of associates	-	-	-	-	(1)	-	(1)	-	(1)
Income tax relating to items that may be reclassified	-	-	687	-	(27)	-	660	-	660
Other	-	4	-	-	-	-	4	-	4
Total other comprehensive income	-	4	(1,078)	105	1,316	-	348	-	348
Total comprehensive income / (loss) for 2015	-	612	(1,078)	105	1,316	-	956	-	956

Shares issued	1	-	-	-	-	-	1	-	1
Issuance and purchase of (treasury) shares	-	58	-	-	-	-	58	-	58
Dividends paid on common shares	(108)	(147)	-	-	-	-	(255)	-	(255)
Coupons on non-cumulative subordinated notes	-	(14)	-	-	-	-	(14)	-	(14)
Coupons on perpetual securities	-	(54)	-	-	-	-	(54)	-	(54)
Share options and incentive plans	-	(7)	-	-	-	(30)	(38)	-	(38)
At end of period	8,490	9,424	7,230	(1,506)	1,230	3,796	28,665	9	28,674

1 For a breakdown of share capital please refer to note 17.

2 Issued capital and reserves attributable to equity holders of Aegon N.V.

Amounts for 2015 have been restated to reflect the voluntary changes in accounting policies for deferred cost of reinsurance that was adopted by Aegon effective January 1, 2016. Furthermore a voluntary change in insurance accounting for business in United Kingdom was adopted by Aegon effective January 1, 2016 as well. Refer to note 2.1 Voluntary changes in accounting policies for details about these changes.

Unaudited

6	Condensed Consolidated Interim Financial Statements Q2 2016

Condensed consolidated cash flow statement
EUR millions	YTD 2016	YTD 2015

Cash flow from operating activities	2,644	368

Purchases and disposals of intangible assets	(13)	(21)
Purchases and disposals of equipment and other assets	(28)	(34)
Purchases, disposals and dividends of subsidiaries, associates and joint ventures	(739)	218
Cash flow from investing activities	(780)	162

Issuance and purchase of (treasury) shares	(402)	(53)
Dividends paid	(151)	(147)
Repurchased and sold own shares	1	-
Issuances, repurchases and coupons of perpetuals	(67)	(72)
Issuances, repurchases and coupons of non-cumulative subordinated notes	(19)	(18)
Issuances and repayments of borrowings	(221)	(173)
Cash flow from financing activities	(858)	(463)

Net increase / (decrease) in cash and cash equivalents	1,006	67
Net cash and cash equivalents at January 1	9,593	10,649
Effects of changes in foreign exchange rates	(131)	202
Net cash and cash equivalents at end of period	10,468	10,918

Cash and cash equivalents	10,482	10,882
Cash and cash equivalents classified as Assets held for sale	-	45
Bank overdrafts classified as other liabilities	(14)	(9)
Net cash and cash equivalents	10,468	10,918

Unaudited

Condensed Consolidated Interim Financial Statements Q2 2016	7

Notes to the Condensed consolidated interim financial statements

Amounts in EUR millions, unless otherwise stated

Aegon N.V., incorporated and domiciled in the Netherlands, is a public limited liability company organized under Dutch law and recorded in the Commercial Register of The Hague under number 27076669 and with its registered address at Aegonplein 50, 2591 TV, The Hague, the Netherlands. Aegon N.V. serves as the holding company for the Aegon Group and has listings of its common shares in Amsterdam and New York.

Aegon N.V. (or ‘the Company’) and its subsidiaries (‘Aegon’ or ‘the Group’) have life insurance and pensions operations in more than 20 countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. Headquarters are located in The Hague, the Netherlands. The Group employs close to 30,000 people worldwide.

1. Basis of presentation

The Condensed consolidated interim financial statements as at, and for the period ended, June 30, 2016, have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’, as adopted by the European Union (hereafter ‘IFRS’). They do not include all of the information required for a full set of financial statements prepared in accordance with IFRS and should therefore be read together with the 2015 consolidated financial statements of Aegon N.V. as included in Aegon’s Annual Report for 2015 and the disclosures provided in note 2.1 of this report which disclose the impact of voluntary changes in accounting policies that were made by Aegon effective January 1, 2016. Aegon’s Annual Report for 2015 is available on its website (aegon.com).

The Condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. Certain amounts in prior periods may have been reclassified to conform to the current year presentation. Except for the voluntary accounting changes implemented as of the first of January 2016, these reclassifications had no effect on net income, shareholders’ equity or earnings per share. The Condensed consolidated interim financial statements as at, and for the period ended June 30, 2016, were approved by the Executive Board on August 10, 2016.

The Condensed consolidated interim financial statements are presented in euro (EUR) and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases.

The published figures in these Condensed consolidated interim financial statements are unaudited.

2. Significant accounting policies

All accounting policies and methods of computation applied in the Condensed consolidated interim financial statements are the same as those applied in the 2015 consolidated financial statements, except for the newly applied accounting policies as described in note 2.1.

Unaudited

8	Condensed Consolidated Interim Financial Statements Q2 2016

New IFRS accounting standards effective

The following standards, interpretations, amendments to standards and interpretations became effective in 2016:

¿	IFRS 10, IFRS 12 and IAS 28 - Investment Entities: Applying the Consolidation Exception;
¿	IFRS 11 Joint Arrangements - Amendment Accounting for Acquisition of Interests in Joint Operations;
¿	IFRS 14 Regulatory Deferral Accounts;
¿	IAS 1 - Amendment Disclosure Initiative;
¿	IAS 27 Separate Financial Statements - Amendment Equity method in Separate Financial Statements;
¿	IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization; and
¿	Annual improvements 2012-2014 Cycle.

None of these revised standards and interpretations had a significant effect on the Condensed consolidated interim financial statements as at and for the period ended June 30, 2016.

For a complete overview of IFRS standards, published before January 1, 2016, that will be applied in future years, and were not early adopted by the Group, please refer to Aegon’s Annual Report for 2015.

Taxes

Taxes on income for the six month period, ended June 30, 2016, are calculated using the tax rate that would be applicable to total annual earnings.

Judgments and critical accounting estimates

Preparing the Condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions, including the likelihood, timing or amount of future transactions or events, that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from the estimates made.

In preparing the Condensed consolidated interim financial statements, significant judgments made by management in applying the Group’s accounting policies and the key sources of estimating uncertainty were not significantly different than those that were applied to the consolidated financial statements as at and for the year ended December 31, 2015.

Exchange rates

Assets and liabilities are translated at the closing rates on the reporting date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. The following exchange rates are applied for the Condensed consolidated interim financial statements:

Closing exchange rates

			USD	GBP

June 30, 2016	1	EUR	1.1110	0.8311

December 31, 2015	1	EUR	1.0863	0.7370
Weighted average exchange rates

			USD	GBP

Six months ended June 30, 2016	1	EUR	1.1160	0.7784

Six months ended June 30, 2015	1	EUR	1.1162	0.7322

Unaudited

Condensed Consolidated Interim Financial Statements Q2 2016	9

2.1 Voluntary changes in accounting policies

On January 13, 2016, Aegon adopted voluntary changes in accounting policies, effective January 1, 2016, which are applied retrospectively for all periods presented. Firstly, Aegon adopted a group-wide accounting policy for reinsurance transactions that are entered into as part of a plan to exit a business. Also, Aegon made two voluntary accounting policy changes that better reflect its business strategy after restructuring in the United Kingdom. The changes in the United Kingdom do not impact other reporting units within Aegon as these are changes specific to Aegon UK. However, these changes do increase alignment with other reporting units within Aegon.

In the paragraphs below, details are provided for the changes in accounting policies including the impact on shareholders equity and net income.

Accounting related to certain reinsurance transactions

Aegon adopted one single group-wide accounting policy for reinsurance transactions that are entered into as part of a plan to exit a business. The previous accounting policy recorded a deferred cost of reinsurance which was subsequently amortized. Under the new accounting policy, when the company enters into a reinsurance contract as part of a plan to exit a business, an immediate gain or loss will be recognized in the income statement.

For purposes of this accounting policy, a business is defined as “designated insurance liabilities to be disposed of through reinsurance transactions”. The insurance liabilities are designated according to their homogenous risk profiles, possible examples include but are not limited to geographical area, product type, distribution channel, policyholder profiles, and policy form or riders.

The accounting policy on Deferred cost of reinsurance effective as of January 1, 2016 is as follows:

A deferred cost of reinsurance is established when Aegon enters into a reinsurance transaction, except for reinsurance transactions that are entered into as part of a plan to exit a business. When Aegon enters into a reinsurance contract as part of a plan to exit a business, an immediate loss is recognized in the income statement. Upon reinsurance, Aegon is not relieved of its legal liabilities, so the reserves relating to the underlying reinsured contracts will continue to be reported in the consolidated statement of financial position during the contractual term of the underlying contracts.

When losses on buying reinsurance are deferred, the amortization is based on the assumptions of the underlying insurance contracts. The amortization is recognized in the income statement.

Insurance accounting for business in United Kingdom

In January 2016, Aegon announced the restructuring of its business and operations in the UK. This involves splitting the Aegon UK business into three components: the annuity business, the traditional pension book and the new digital solutions platform. By extracting the digital solutions platform from the rest of the business, management aims to ensure the focus and separate culture required to successfully build a viable and sustainably growing business over the longer term.

Aegon adopts two voluntary accounting policy changes that better reflect its business strategy after restructuring in the United Kingdom, only affecting Aegon UK. The changes involve the aggregation level at which the liability adequacy test is carried out and the definition of when a substantially modified contract will be derecognized.

The adjusted accounting policy effective on Liability adequacy testing as of January 1, 2016 for Aegon as a group and including insurance accounting for business in United Kingdom is as follows:

At each reporting date, the adequacy of the life insurance liabilities (including life insurance contracts for account of policyholders), net of VOBA (Value of business acquired) and DPAC (Deferred policy acquisition costs), is assessed using a liability adequacy test.

Unaudited

10	Condensed Consolidated Interim Financial Statements Q2 2016

All tests performed within the Group are based on current estimates of all contractual future cash flows, including related cash flows from policyholder options and guarantees. A number of valuation methods are applied, including discounted cash flow methods, option pricing models and stochastic modeling. Aggregation levels are set either on geographical jurisdiction or at the level of portfolio of contracts that are subject to broadly similar risks and managed together as a single portfolio. Specifically, in the Netherlands the liability adequacy test is performed on a consolidated basis for all life and non-life business, whereas in the Americas and the UK it is performed at the level of the portfolio of contracts. To the extent that the tests involve discounting of future cash flows, the interest rate applied is based on market rates or is based on management’s expectation of the future return on investments. These future returns on investments take into account management’s best estimate related to the actual investments and, where applicable, reinvestments of these investments at maturity. Aegon the Netherlands, as required locally, adjusts the outcome of the liability adequacy test for the difference between the fair value and the book value of the assets that are measured at amortized cost in the balance sheet.

To the extent that the account balances are insufficient to meet future benefits and expenses, any resulting deficiency is recognized in the income statement, initially by impairing the DPAC and VOBA and subsequently by establishing an insurance liability for the remaining loss, unless shadow loss recognition has taken place. In the Netherlands, in situations where market interest rates for the valuation of debt securities leads to a change in the revaluation reserve, and where the result of using the same assumptions for the liabilities could lead to a deficiency in the liability adequacy test that should be recognized in the income statement, shadow loss recognition is applied. Shadow loss recognition is applied to the extent that the deficiency of the insurance liabilities relates to the revaluation of debt securities as a result of movements in interest rates, the addition to the insurance liabilities is then off set against the revaluation reserve. If in subsequent periods such a deficiency of the insurance liability is no longer applicable, shadow loss recognition is reversed via the revaluation reserve.

The adequacy of the non-life insurance liability is tested at each reporting date. Changes in expected claims that have occurred, but that have not been settled, are reflected by adjusting the liability for claims and future benefits. The reserve for unexpired risk is increased to the extent that the future claims and expenses in respect of current insurance contracts exceed the future premiums plus the current unearned premium reserve.

Level of aggregation

The previous accounting policy for the level of aggregation for the liability adequacy test in the United Kingdom was on a geographical basis, therefore the total Aegon UK book is considered as one population. After the announced restructuring, Aegon’s business in the United Kingdom has been split into different portfolios that are managed independently from one another. Management is of the opinion that the liability adequacy test should be disaggregated to a portfolio level to reflect this change in strategy. This change in the definition of portfolio for Aegon UK will better align with other reporting units in the Group where insurance contracts are grouped consistent with the Company’s manner of acquiring, servicing and measuring the profitability of its insurance contracts.

Substantial modification

The previous accounting policy for Aegon’s business in the United Kingdom is to derecognize insurance contracts when legal extinguishment occurs. As the annuity business, the traditional pension book and the new digital solutions platform will be managed separately post-restructuring, Aegon has decided to change its accounting policy for Aegon UK to one that considers criteria from IAS 39 contract modification. Under these criteria a change should be significant enough to be considered an extinguishment of the existing contract and the issuance of a new contract. Aegon considers that this change in accounting policy is preferred as introducing a more sophisticated approach to contract modification is consistent with how the business will be managed post-restructuring. Furthermore, it will provide the user with information that is more relevant and that reliably reflects the economic substance of our transactions with our upgraded policyholders, as required by IFRS 4 and IAS 8, in relation to the nature of contract modifications. The change in accounting policy on Substantial modification effective as of January 1, 2016 is as follows: Within the United States, the Netherlands and the United Kingdom, substantially modified contracts are accounted for as extinguishment of the original liability and the recognition of a new liability.

Unaudited

Condensed Consolidated Interim Financial Statements Q2 2016	11

Details of the impact of the adjustments on previous periods are provided in the following tables:

Impact of voluntary changes in accounting policies on condensed consolidated income statement
		YTD 2015 (as previously reported)	Change in accounting policy		YTD 2015 (restated)

	Notes		Deferred cost of reinsurance	Insurance accounting in UK
EUR millions

Premium income	4	10,622	-	1,434	12,056
Benefits and expenses	8	19,466	(22)	1,515	20,959

Income tax (expense) / benefit		(130)	(15)	16	(129)

Impact on net income			7	(65)

Earnings per share (EUR per share)	17
Basic earnings per common share		0.28	-	(0.03)	0.26
Basic earnings per common share B		0.01	-	-	0.01
Diluted earnings per common share		0.28	-	(0.03)	0.26
Diluted earnings per common share B		0.01	-	-	0.01

Earnings per share calculation	17
Net income / (loss) attributable to equity holders of Aegon N.V.		666	7	(65)	608
Coupons on other equity instruments		(68)	-	-	(68)
Earnings attributable to common shares and common shares B		598	7	(65)	540

Weighted average number of common shares outstanding (in million)		2,097	-	-	2,097
Weighted average number of common shares B outstanding (in million)		582	-	-	582

Impact of voluntary changes in accounting policies on condensed consolidated income statement
		Q2 2015 (as previously reported)	Change in accounting policy		Q2 2015 (restated)

	Notes		Deferred cost of reinsurance	Insurance accounting in UK
EUR millions

Premium income	4	4,981	-	728	5,710
Benefits and expenses	8	1,074	(14)	772	1,832

Income tax (expense) / benefit		(28)	(10)	9	(29)

Impact on net income			5	(35)

Earnings per share (EUR per share)	17
Basic earnings per common share		0.15	-	(0.02)	0.14
Basic earnings per common share B		-	-	-	-
Diluted earnings per common share		0.15	-	(0.02)	0.14
Diluted earnings per common share B		-	-	-	-

Earnings per share calculation	17
Net income / (loss) attributable to equity holders of Aegon N.V.		350	5	(35)	319
Coupons on other equity instruments		(31)	-	-	(31)
Earnings attributable to common shares and common shares B		318	5	(35)	288

Weighted average number of common shares outstanding (in million)		2,098	-	-	2,098
Weighted average number of common shares B outstanding (in million)		583	-	-	583

Unaudited

12	Condensed Consolidated Interim Financial Statements Q2 2016

Impact of voluntary changes in accounting policies on condensed consolidated statement of comprehensive income
	YTD 2015 (as previously reported)	Change in accounting policy		YTD 2015 (restated)
		Deferred cost of reinsurance	Insurance accounting in UK
EUR millions

Net income	666	7	(65)	608

Items that may be reclassified subsequently to profit or loss:
Movement in foreign currency translation and net foreign investment hedging reserves	1,277	(9)	(2)	1,265
Impact on comprehensive income		(2)	(67)

Total comprehensive income / (loss) attributable to:
Equity holders of Aegon N.V.	1,025	(2)	(67)	956
Non-controlling interests	-	-	-	-

Impact of voluntary changes in accounting policies on condensed consolidated statement of comprehensive income
	Q2 2015 (as previously reported)	Change in accounting policy		Q2 2015 (restated)
		Deferred cost of reinsurance	Insurance accounting in UK
EUR millions

Net income	350	5	(35)	319

Items that may be reclassified subsequently to profit or loss:
Movement in foreign currency translation and net foreign investment hedging reserves	(456)	4	(1)	(453)
Impact on comprehensive income		9	(36)

Total comprehensive income / (loss) attributable to:
Equity holders of Aegon N.V.	(2,136)	9	(36)	(2,164)
Non-controlling interests	-	-	-	-

Unaudited

Condensed Consolidated Interim Financial Statements Q2 2016	13

Impact of voluntary changes in accounting policies on the condensed consolidated statement of financial position
		December 31, 2015 (as previously reported) 1)	Change in accounting policy		December 31, 2015 (restated)
	Notes		Deferred cost of reinsurance	Insurance accounting in UK
EUR millions

Assets
Intangible assets	11	2,110	-	(210)	1,901
Deferred expenses	16	12,547	(358)	(1,192)	10,997

Equity and liabilities
Shareholders’ equity		23,931	(112)	(1,135)	22,684

Insurance contracts		123,042	-	-	123,042
Investment contracts		17,718	-	-	17,718
Other liabilities		21,940	(247)	(266)	21,427

1 As reported in Aegon’s 2015 Annual Report dated March 25, 2016.

Impact of voluntary changes in accounting policies on condensed consolidated statement of changes in equity
	December 31, 2015 (as previously reported) 1)	Change in accounting policy		December 31, 2015 (restated)
		Deferred cost of reinsurance	Insurance accounting in UK
EUR millions

Share capital	8,387	-	-	8,387
Retained earnings	9,319	(91)	(1,153)	8,075
Revaluation reserves	6,471	-	-	6,471
Remeasurement of defined benefit plans	(1,532)	-	-	(1,532)
Other reserves	1,286	(21)	18	1,283
Shareholders’ equity	23,931	(112)	(1,135)	22,684

1 As reported in Aegon’s 2015 Annual Report dated March 25, 2016.

Unaudited

14	Condensed Consolidated Interim Financial Statements Q2 2016

3. Segment information

Aegon’s most recent segment reporting was established in 2010 considering the requirements outlined in IFRS 8 – Operating Segments. IFRS 8 requires operating segments to be defined in line with how the ‘chief operating decision maker’ (CODM, i.e. Aegon’s Executive Board) manages the business. Between 2010 and 2015 Aegon had the following reportable segments: Americas, The Netherlands, United Kingdom, New Markets and Holdings and other activities. New Markets was established to aggregate Aegon’s emerging businesses and global / European initiatives which is a combination of the following operating segments: Central & Eastern Europe, Asia, Spain & Portugal, Asset Management and Variable Annuities Europe (VA Europe). Under IFRS 8 these operating segments were aggregated as one reportable segment due to their respective size.

Given that Aegon changed its managerial view to geographical areas and underlying businesses have developed since 2010, Aegon has evolved the way it manages its businesses including the internal managerial reports it uses to manage the businesses. Alignment of segment reporting with those changes and developments have been put in place in 2016 reflecting Aegon’s announcements related to its strategic plan. Accordingly as of January 1, 2016 Aegon adopted refinements to its segment reporting including presenting the operating segments as described above and introducing a separate presentation of the asset management business. The following will be reported from 2016 onwards:

¿	Americas: one operating segment which covers business units in the United States, Brazil and Mexico, including any of the units’ activities located outside these countries;
¿	Europe: which covers the following operating segments: the Netherlands, United Kingdom (including VA Europe), Central & Eastern Europe and Spain & Portugal;
¿	Asia: one operating segment which covers businesses operating in Hong Kong, China, Japan, India and Indonesia including any of the units’ activities located outside these countries;
¿	Asset Management: one operating segment which covers business activities from Aegon Asset Management;
¿	Holding and other activities: one operating segment which includes financing, employee and other administrative expenses of holding companies.

For Europe, the underlying businesses (the Netherlands, United Kingdom including VA Europe, Central & Eastern Europe and Spain & Portugal) are separate operating segments which under IFRS 8 cannot be aggregated, therefore further details will be provided for these operating segments.

The change in segment reporting does not have an impact on the financial position, results of operations or cash flows of Aegon.

Unaudited

Condensed Consolidated Interim Financial Statements Q2 2016	15

The following table presents Aegon’s segment results excluding voluntary changes in accounting policies (as described in note 2.1) that were adopted as of January 1, 2016:

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Joint ventures and associates eliminations	Consolidated
Six months ended June 30, 2015

Underlying earnings before tax
geographically	648	267	72	113	(83)	(1)	1,018	3	1,020
Fair value items	(379)	34	(30)	(8)	(69)	-	(451)	(16)	(467)
Realized gains / (losses) on investments	(54)	241	56	9	-	-	252	(5)	247
Impairment charges	(21)	(11)	-	(1)	-	-	(32)	-	(32)
Impairment reversals	26	3	-	-	-	-	28	-	28
Other income / (charges)	-	(22)	10	-	-	-	(11)	-	(11)
Run-off businesses	11	-	-	-	-	-	11	-	11
Income/ (loss) before tax	230	513	109	114	(152)	(1)	814	(18)	796
Income tax (expense) / benefit	(4)	(118)	(16)	(46)	37	-	(148)	18	(130)
Net income/ (loss)	226	395	93	67	(115)	(1)	666	-	666
Inter-segment underlying earnings	(110)	(27)	(33)	164	6

Revenues
Life insurance gross premiums	3,443	1,413	2,890	1,372	2	(51)	9,069	(219)	8,851
Accident and health insurance	1,135	166	25	96	3	(3)	1,421	(12)	1,410
General insurance	-	279	-	122	-	-	401	(39)	362
Total gross premiums	4,578	1,858	2,915	1,590	5	(54)	10,892	(270)	10,622
Investment income	1,826	1,185	1,235	142	192	(192)	4,388	(28)	4,360
Fee and commission income	849	172	21	403	-	(138)	1,307	(100)	1,208
Other revenues	7	-	-	4	2	-	14	(5)	9
Total revenues	7,260	3,216	4,171	2,139	199	(384)	16,601	(402)	16,199
Inter-segment revenues	12	1	-	176	195

The following table presents the new segments excluding voluntary changes in accounting policies (as described in note 2.1) that were adopted as of January 1, 2016:

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Six months ended June 30, 2015

Underlying earnings before tax	648	267	73	15	6	361	(1)	92	(83)	(1)	1,018	3	1,020
Fair value items	(379)	34	(41)	-	-	(7)	4	-	(69)	-	(451)	(16)	(467)
Realized gains / (losses) on investments	(54)	241	56	2	1	299	5	2	-	-	252	(5)	247
Impairment charges	(21)	(11)	-	-	-	(11)	-	-	-	-	(32)	-	(32)
Impairment reversals	26	3	-	-	-	3	-	-	-	-	28	-	28
Other income / (charges)	-	(22)	10	-	-	(11)	-	-	-	-	(11)	-	(11)
Run-off businesses	11	-	-	-	-	-	-	-	-	-	11	-	11
Income / (loss) before tax	230	513	98	16	7	635	7	94	(152)	(1)	814	(18)	796
Income tax (expense) / benefit	(4)	(118)	(14)	(7)	(4)	(144)	(9)	(28)	37	-	(148)	18	(130)
Net income / (loss)	226	395	83	9	3	491	(2)	66	(115)	(1)	666	-	666
Inter-segment underlying earnings	(110)	(27)	(30)	(7)	-	(65)	37	132	6

Revenues
Life insurance gross premiums	3,443	1,413	2,991	261	90	4,755	920	-	2	(51)	9,069	(219)	8,851
Accident and health insurance	1,135	166	25	1	37	229	58	-	3	(3)	1,421	(12)	1,410
General insurance	-	279	-	83	39	401	-	-	-	-	401	(39)	362
Total gross premiums	4,578	1,858	3,016	345	167	5,385	978	-	5	(54)	10,892	(270)	10,622
Investment income	1,826	1,185	1,237	23	21	2,466	91	4	195	(194)	4,388	(28)	4,360
Fee and commission income	849	172	48	21	6	247	36	315	-	(141)	1,307	(100)	1,208
Other revenues	7	-	-	-	1	1	-	3	2	-	14	(5)	9
Total revenues	7,260	3,216	4,301	389	195	8,100	1,106	323	202	(390)	16,601	(402)	16,199
Inter-segment revenues	12	1	-	-	-	1	49	130	198

Unaudited

16	Condensed Consolidated Interim Financial Statements Q2 2016

The following table presents the impact of the voluntary changes in accounting policies (as presented in note 2.1) adopted as of January 1, 2016 on the new segments:

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Six months ended June 30, 2015

Underlying earnings before tax	-	-	(81)	-	-	(81)	-	-	-	-	(81)	-	(81)
Fair value items	-	-	-	-	-	-	-	-	-	-	-	-	-
Realized gains / (losses) on investments	-	-	-	-	-	-	-	-	-	-	-	-	-
Impairment charges	-	-	-	-	-	-	-	-	-	-	-	-	-
Impairment reversals	-	-	-	-	-	-	-	-	-	-	-	-	-
Other income / (charges)	-	-	-	-	-	-	-	-	-	-	-	-	-
Run-off businesses	22	-	-	-	-	-	-	-	-	-	22	-	22
Income / (loss) before tax	22	-	(81)	-	-	(81)	-	-	-	-	(58)	-	(58)
Income tax (expense) / benefit	(15)	-	16	-	-	16	-	-	-	-	1	-	1
Net income / (loss)	7	-	(65)	-	-	(65)	-	-	-	-	(58)	-	(58)
Inter-segment underlying earnings	-	-	-	-	-	-	-	-	-

Revenues
Life insurance gross premiums	-	-	1,434	-	-	1,434	-	-	-	-	1,434	-	1,434
Accident and health insurance	-	-	-	-	-	-	-	-	-	-	-	-	-
General insurance	-	-	-	-	-	-	-	-	-	-	-	-	-
Total gross premiums	-	-	1,434	-	-	1,434	-	-	-	-	1,434	-	1,434
Investment income	-	-	-	-	-	-	-	-	-	-	-	-	-
Fee and commission income	-	-	-	-	-	-	-	-	-	-	-	-	-
Other revenues	-	-	-	-	-	-	-	-	-	-	-	-	-
Total revenues	-	-	1,434	-	-	1,434	-	-	-	-	1,434	-	1,434
Inter-segment revenues	-	-	-	-	-	-	-	-	-

The following table presents Aegon’s segment results after reflecting the voluntary changes in accounting policies (as presented in note 2.1) that came into effect as of January 1, 2016:

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Six months ended June 30, 2015

Underlying earnings before tax geographically	648	267	(8)	15	6	281	(1)	92	(83)	(1)	937	3	940
Fair value items	(379)	34	(41)	-	-	(7)	4	-	(69)	-	(451)	(16)	(467)
Realized gains / (losses) on investments	(54)	241	56	2	1	299	5	2	-	-	252	(5)	247
Impairment charges	(21)	(11)	-	-	-	(11)	-	-	-	-	(32)	-	(32)
Impairment reversals	26	3	-	-	-	3	-	-	-	-	28	-	28
Other income / (charges)	-	(22)	10	-	-	(11)	-	-	-	-	(11)	-	(11)
Run-off businesses	33	-	-	-	-	-	-	-	-	-	33	-	33
Income / (loss) before tax	253	513	17	16	7	554	7	94	(152)	(1)	755	(18)	737
Income tax (expense) / benefit	(20)	(118)	2	(7)	(4)	(127)	(9)	(28)	37	-	(147)	18	(129)
Net income / (loss)	233	395	19	9	3	426	(2)	66	(115)	(1)	608	-	608
Inter-segment underlying earnings	(110)	(27)	(30)	(7)	-	(65)	37	132	6

Revenues
Life insurance gross premiums	3,443	1,413	4,425	261	90	6,189	920	-	2	(51)	10,503	(219)	10,285
Accident and health insurance	1,135	166	25	1	37	229	58	-	3	(3)	1,421	(12)	1,410
General insurance	-	279	-	83	39	401	-	-	-	-	401	(39)	362
Total gross premiums	4,578	1,858	4,450	345	167	6,819	978	-	5	(54)	12,326	(270)	12,056
Investment income	1,826	1,185	1,237	23	21	2,466	91	4	195	(194)	4,388	(28)	4,360
Fee and commission income	849	172	48	21	6	247	36	315	-	(141)	1,307	(100)	1,208
Other revenues	7	-	-	-	1	1	-	3	2	-	14	(5)	9
Total revenues	7,260	3,216	5,735	389	195	9,534	1,106	323	202	(390)	18,035	(402)	17,633
Inter-segment revenues	12	1	-	-	-	1	49	130	198

Aegon’s segment information is prepared by consolidating on a proportionate basis Aegon’s joint ventures and associated companies.

Performance Measure

A performance measure of reporting segments utilized by the Company is underlying earnings before tax. Underlying earnings before tax reflects Aegon’s profit from underlying business operations and excludes components that relate to accounting mismatches that are dependent on market volatility or relate to events that are considered outside the normal course of business.

Aegon believes that its performance measure, underlying earnings before tax, provides meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using underlying earnings before tax. While many other insurers in Aegon’s peer group present substantially similar performance measures, the performance measures presented in this document may nevertheless differ from the performance measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards.

The reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, is presented in the tables in this note.

Unaudited

Condensed Consolidated Interim Financial Statements Q2 2016	17

The items that are excluded from underlying earnings before tax as described further below are: fair value items, realized gain or losses on investments, impairment charges/reversals, other income or charges, run-off businesses and share in earnings of joint ventures and associates.

Fair value items

Fair value items include the over- or underperformance of investments and guarantees held at fair value for which the expected long-term return is included in underlying earnings before tax. Changes to these long-term return assumptions are also included in the fair value items.

In addition, hedge ineffectiveness on hedge transactions, fair value changes on economic hedges without natural offset in earnings and for which no hedge accounting is applied and fair value movements on real estate are included under fair value items.

Certain assets held by Aegon are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as investments in hedge funds, private equities, real estate (limited partnerships), convertible bonds and structured products. Underlying earnings before tax exclude any over- or underperformance compared to management’s long-term expected return on assets. Based on current holdings and asset returns, the long-term expected return on an annual basis is 8-10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of deferred policy acquisition costs (DPAC) where applicable.

In addition, certain products offered by Aegon Americas contain guarantees and are reported on a fair value basis and the total return annuities and guarantees on variable annuities. The earnings on these products are impacted by movements in equity markets and risk-free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings before tax is a long-term expected return on these products and excluded is any over- or underperformance compared to management’s expected return.

The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of Aegon the Netherlands and VA Europe (included in United Kingdom) are excluded from underlying earnings before tax, and the long-term expected return for these guarantees is set at zero. In addition, fair value items include market related results on our loyalty bonus reserves in the United Kingdom. The value of these reserves are directly related to policyholder investments which value is directly impacted by movements in equity and bond markets.

Holding and other activities include certain issued bonds that are held at fair value through profit or loss (FVTPL). The interest rate risk on these bonds is hedged using swaps. The fair value movement resulting from changes in Aegon’s credit spread used in the valuation of these bonds are excluded from underlying earnings before tax and reported under fair value items.

Realized gains or losses on investments

Includes realized gains and losses on available-for-sale investments, mortgage loans and other loan portfolios.

Unaudited

18	Condensed Consolidated Interim Financial Statements Q2 2016

Impairment charges/reversals

Impairment charges include impairments on available-for-sale debt securities, shares including the effect of deferred policyholder acquisition costs, mortgage loans and other loan portfolios at amortized cost, joint ventures and associates. Impairment reversals include reversals on available-for-sale debt securities.

Other income or charges

Other income or charges is used to report any items which cannot be directly allocated to a specific line of business. Also items that are outside the normal course of business are reported under this heading. The impact of model updates used to support calculations of our liabilities for insurance and investment contracts sold to policyholders and related assets are reported under this caption as well.

Other charges include restructuring charges that are considered other charges for segment reporting purposes because they are outside the normal course of business. In the Condensed consolidated interim financial statements, these charges are included in operating expenses.

Run-off businesses

Includes underlying results of business units where management has decided to exit the market and to run-off the existing block of business. Currently, this line includes results related to the run-off of the institutional spread-based business, structured settlements blocks of business, bank-owned and corporate-owned life insurance (BOLI/COLI) business, and the sale of the life reinsurance business in the United States. Aegon has other blocks of business for which sales have been discontinued and of which the earnings are included in underlying earnings before tax.

Share in earnings of joint ventures and associates

Earnings from Aegon’s joint ventures in the Netherlands, Mexico, Spain, Portugal, China and Japan and Aegon’s associates in India, Brazil, the Netherlands, United Kingdom, Mexico and France are reported on an underlying earnings before tax basis.

Unaudited

Condensed Consolidated Interim Financial Statements Q2 2016	19

3.1 Income statement

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Three months ended June 30, 2016

Underlying earnings before tax	270	138	7	14	-	160	1	37	(35)	2	435	4	439
Fair value items	(107)	(205)	(6)	-	-	(210)	(7)	-	(54)	-	(378)	(9)	(387)
Realized gains / (losses) on investments	4	93	131	-	(1)	223	1	1	-	-	229	(2)	227
Impairment charges	(23)	(8)	-	-	-	(8)	-	-	(3)	-	(35)	-	(35)
Impairment reversals	8	4	-	-	-	4	-	-	-	-	12	-	12
Other income / (charges)	41	-	(681)	-	-	(681)	-	-	4	-	(636)	-	(636)
Run-off businesses	18	-	-	-	-	-	-	-	-	-	18	-	18
Income / (loss) before tax	211	22	(548)	14	-	(512)	(5)	38	(88)	2	(355)	(7)	(362)
Income tax (expense) / benefit	(40)	(4)	14	(3)	(2)	6	(5)	(14)	22	-	(30)	7	(23)
Net income / (loss)	171	19	(533)	11	(3)	(506)	(10)	24	(66)	2	(385)	-	(385)
Inter-segment underlying earnings	(46)	(27)	(23)	(4)	-	(53)	19	58	23

Revenues
Life insurance gross premiums	1,798	358	2,516	100	47	3,021	278	-	1	(21)	5,077	(102)	4,975
Accident and health insurance	553	30	8	-	-	39	23	-	3	(1)	616	(2)	615
General insurance	-	69	-	43	25	137	-	-	-	-	137	(25)	112
Total gross premiums	2,350	458	2,524	144	72	3,197	301	-	4	(22)	5,831	(129)	5,702
Investment income	900	551	555	11	10	1,127	56	1	101	(100)	2,085	(12)	2,073
Fee and commission income	406	89	22	9	4	123	15	155	-	(59)	641	(44)	597
Other revenues	1	-	-	-	1	1	1	-	1	-	3	(1)	2
Total revenues	3,658	1,098	3,101	164	86	4,448	372	156	106	(181)	8,560	(185)	8,374
Inter-segment revenues	-	-	-	-	-	-	19	59	102

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Three months ended June 30, 2015

Underlying earnings before tax	358	136	(10)	10	4	139	2	47	(43)	1	505	-	505
Fair value items	(288)	(117)	(8)	-	-	(125)	(3)	-	123	-	(293)	(8)	(300)
Realized gains / (losses) on investments	(25)	101	54	1	1	157	1	1	-	-	134	(3)	131
Impairment charges	(14)	(3)	-	1	-	(2)	-	-	-	-	(17)	-	(17)
Impairment reversals	23	1	-	-	-	1	-	-	-	-	23	-	23
Other income / (charges)	-	-	(11)	-	-	(11)	-	-	-	-	(11)	-	(11)
Run-off businesses	17	-	-	-	-	-	-	-	-	-	17	-	17
Income / (loss) before tax	70	117	25	12	4	160	-	48	81	1	359	(11)	348
Income tax (expense) / benefit	16	(26)	14	(3)	(2)	(17)	(5)	(14)	(20)	-	(40)	11	(29)
Net income / (loss)	86	91	39	10	2	143	(6)	34	61	1	319	-	319
Inter-segment underlying earnings	(56)	(15)	(15)	(3)	-	(33)	19	67	3

Revenues
Life insurance gross premiums	1,750	367	2,299	115	41	2,822	409	-	2	(27)	4,956	(100)	4,856
Accident and health insurance	583	37	12	-	12	61	24	-	2	(2)	668	(1)	667
General insurance	-	147	-	39	20	207	-	-	-	-	207	(20)	187
Total gross premiums	2,334	552	2,311	155	73	3,090	432	-	4	(29)	5,831	(121)	5,710
Investment income	917	596	692	11	10	1,309	-	3	99	(98)	2,229	33	2,262
Fee and commission income	444	87	23	10	3	123	16	166	-	(72)	678	(52)	626
Other revenues	7	-	-	-	-	-	-	3	1	-	11	(4)	7
Total revenues	3,701	1,235	3,026	175	86	4,522	448	172	104	(199)	8,749	(144)	8,605
Inter-segment revenues	6	1	-	-	-	1	25	66	101

Unaudited

20	Condensed Consolidated Interim Financial Statements Q2 2016

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Six months ended June 30, 2016

Underlying earnings before tax geographically	554	267	30	29	3	330	1	82	(72)	2	897	10	907
Fair value items	(327)	(309)	28	-	-	(281)	(5)	-	(123)	-	(736)	(22)	(757)
Realized gains / (losses) on investments	37	111	132	(1)	(2)	240	5	1	-	-	283	(3)	280
Impairment charges	(57)	(14)	-	2	-	(12)	(1)	-	(7)	1	(76)	-	(76)
Impairment reversals	10	8	-	-	-	8	-	-	-	(1)	17	-	17
Other income / (charges)	35	-	(680)	-	-	(680)	-	-	4	-	(642)	-	(642)
Run-off businesses	47	-	-	-	-	-	-	-	-	-	47	-	47
Income / (loss) before tax	298	63	(490)	30	2	(395)	1	82	(198)	2	(210)	(14)	(224)
Income tax (expense) / benefit	(33)	(11)	8	(5)	(4)	(12)	(10)	(26)	48	-	(32)	14	(17)
Net income / (loss)	266	52	(482)	25	(2)	(407)	(9)	56	(150)	2	(242)	-	(242)
Inter-segment underlying earnings	(95)	(50)	(47)	(8)	-	(105)	37	119	43

Revenues
Life insurance gross premiums	3,568	1,217	4,531	198	96	6,041	576	-	2	(42)	10,146	(273)	9,874
Accident and health insurance	1,100	151	19	1	72	243	56	-	7	(3)	1,403	(13)	1,390
General insurance	-	184	-	90	48	321	-	-	-	-	321	(48)	273
Total gross premiums	4,668	1,551	4,550	288	216	6,605	632	-	9	(44)	11,871	(333)	11,538
Investment income	1,816	1,074	985	22	20	2,101	112	2	205	(203)	4,033	(25)	4,008
Fee and commission income	824	175	45	18	7	245	29	323	-	(123)	1,297	(98)	1,199
Other revenues	2	-	-	-	1	1	1	-	1	-	5	(1)	4
Total revenues	7,310	2,800	5,581	328	243	8,951	775	325	215	(370)	17,206	(457)	16,749
Inter-segment revenues	-	1	-	-	-	1	39	124	207

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Six months ended June 30, 2015

Underlying earnings before tax geographically	648	267	(8)	15	6	281	(1)	92	(83)	(1)	937	3	940
Fair value items	(379)	34	(41)	-	-	(7)	4	-	(69)	-	(451)	(16)	(467)
Realized gains / (losses) on investments	(54)	241	56	2	1	299	5	2	-	-	252	(5)	247
Impairment charges	(21)	(11)	-	-	-	(11)	-	-	-	-	(32)	-	(32)
Impairment reversals	26	3	-	-	-	3	-	-	-	-	28	-	28
Other income / (charges)	-	(22)	10	-	-	(11)	-	-	-	-	(11)	-	(11)
Run-off businesses	33	-	-	-	-	-	-	-	-	-	33	-	33
Income / (loss) before tax	253	513	17	16	7	554	7	94	(152)	(1)	755	(18)	737
Income tax (expense) / benefit	(20)	(118)	2	(7)	(4)	(127)	(9)	(28)	37	-	(147)	18	(129)
Net income / (loss)	233	395	19	9	3	426	(2)	66	(115)	(1)	608	-	608
Inter-segment underlying earnings	(110)	(27)	(30)	(7)	-	(65)	37	132	6

Revenues
Life insurance gross premiums	3,443	1,413	4,425	261	90	6,189	920	-	2	(51)	10,503	(219)	10,285
Accident and health insurance	1,135	166	25	1	37	229	58	-	3	(3)	1,421	(12)	1,410
General insurance	-	279	-	83	39	401	-	-	-	-	401	(39)	362
Total gross premiums	4,578	1,858	4,450	345	167	6,819	978	-	5	(54)	12,326	(270)	12,056
Investment income	1,826	1,185	1,237	23	21	2,466	91	4	195	(194)	4,388	(28)	4,360
Fee and commission income	849	172	48	21	6	247	36	315	-	(141)	1,307	(100)	1,208
Other revenues	7	-	-	-	1	1	-	3	2	-	14	(5)	9
Total revenues	7,260	3,216	5,735	389	195	9,534	1,106	323	202	(390)	18,035	(402)	17,633
Inter-segment revenues	12	1	-	-	-	1	49	130	198

Unaudited

Condensed Consolidated Interim Financial Statements Q2 2016	21

3.2 Investments

Amounts included in the tables on investments are presented on an IFRS basis.

											EUR millions
June 30, 2016	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holdings and other activities	Eliminations	Total EUR
Investments
Shares	706	143	277	28	6	454	-	2	90	-	1,252
Debt securities	70,505	25,347	2,311	558	689	28,906	4,879	-	-	-	104,290
Loans	9,818	29,029	-	365	49	29,444	17	-	-	-	39,279
Other financial assets	12,288	392	294	7	-	693	-	58	170	-	13,209
Investments in real estate	738	1,163	-	2	-	1,164	-	-	-	-	1,902
Investments general account	94,054	56,074	2,882	961	744	60,661	4,896	61	260	-	159,933
Shares	-	8,969	14,836	275	11	24,091	-	-	-	(5)	24,086
Debt securities	4,953	16,039	10,270	242	11	26,562	-	-	-	-	31,515
Unconsolidated investment funds	95,398	18	34,263	879	57	35,217	-	-	-	-	130,615
Other financial assets	(44)	3,465	4,164	9	-	7,639	-	-	-	-	7,594
Investments in real estate	-	-	703	-	-	703	-	-	-	-	703
Investments for account of policyholders	100,306	28,491	64,236	1,405	80	94,211	-	-	-	(5)	194,512

Investments on balance sheet	194,360	84,565	67,118	2,366	824	154,872	4,896	61	260	(5)	354,445
Off balance sheet investments third parties	222,589	890	4,232	2,877	481	8,480	2,634	129,609	-	(1,012)	362,301
Total revenue generating investments	416,950	85,455	71,350	5,243	1,305	163,352	7,530	129,670	260	(1,017)	716,746
Investments
Available-for-sale	79,811	24,394	2,606	580	695	28,275	4,860	51	20	-	113,016
Loans	9,818	29,029	-	365	49	29,444	17	-	-	-	39,279
Financial assets at fair value through profit or loss	103,994	29,979	63,810	1,418	80	95,287	20	10	240	(5)	199,545
Investments in real estate	738	1,163	703	2	-	1,867	-	-	-	-	2,605
Total investments on balance sheet	194,360	84,565	67,118	2,366	824	154,872	4,896	61	260	(5)	354,445

Investments in joint ventures	10	806	-	-	474	1,280	139	123	1	-	1,553
Investments in associates	90	24	8	2	-	34	20	122	-	-	265
Other assets	28,157	23,820	13,718	305	228	38,058	2,856	256	33,459	(33,261)	69,537
Consolidated total assets	222,616	109,215	80,843	2,672	1,526	194,244	7,912	561	33,720	(33,266)	425,800

											EUR millions
December 31, 2015	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holdings and other activities	Eliminations	Total EUR
Investments
Shares	652	136	506	38	2	682	-	2	124	-	1,460
Debt securities	65,284	23,370	13,185	525	636	37,715	4,391	-	-	-	107,390
Loans	10,062	28,007	-	340	62	28,409	19	-	88	-	38,577
Other financial assets	10,783	335	160	6	2	503	-	72	18	-	11,376
Investments in real estate	840	1,148	-	2	-	1,150	-	-	-	-	1,990
Investments general account	87,620	52,996	13,850	911	702	68,459	4,409	74	230	-	160,792
Shares	-	9,174	17,274	247	12	26,707	-	-	-	(8)	26,699
Debt securities	4,967	14,642	11,728	256	13	26,640	-	-	-	-	31,606
Unconsolidated investment funds	96,187	17	37,622	959	61	38,658	-	-	-	-	134,845
Other financial assets	10	2,923	3,115	6	1	6,044	-	-	-	-	6,054
Investments in real estate	-	-	1,022	-	-	1,022	-	-	-	-	1,022
Investments for account of policyholders	101,164	26,756	70,760	1,468	87	99,070	-	-	-	(8)	200,226

Investments on balance sheet	188,784	79,752	84,610	2,379	789	167,529	4,409	74	230	(8)	361,019
Off balance sheet investments third parties	212,704	897	3,899	2,855	508	8,158	2,317	127,329	-	(1,069)	349,440
Total revenue generating investments	401,487	80,648	88,509	5,234	1,297	175,687	6,727	127,404	230	(1,077)	710,458
Investments
Available-for-sale	72,761	22,479	13,534	545	638	37,195	4,370	65	18	-	114,409
Loans	10,062	28,007	-	340	62	28,409	19	-	88	-	38,577
Financial assets at fair value through profit or loss	105,121	28,119	70,054	1,493	88	99,753	21	9	124	(8)	205,020
Investments in real estate	840	1,148	1,022	2	-	2,171	-	-	-	-	3,012
Total investments on balance sheet	188,784	79,752	84,610	2,379	789	167,529	4,409	74	230	(8)	361,019

Investments in joint ventures	7	837	-	-	505	1,341	101	109	3	-	1,561
Investments in associates	75	19	9	-	-	28	12	126	-	-	242
Other assets	27,396	17,349	5,204	322	124	22,984	3,070	304	31,020	(31,881)	52,908
Consolidated total assets	216,262	97,956	89,822	2,701	1,417	191,882	7,592	613	31,254	(31,889)	415,729

Unaudited

22	Condensed Consolidated Interim Financial Statements Q2 2016

4. Premium income and premiums paid to reinsurers

EUR millions	Q2 2016	Q2 2015	YTD 2016	YTD 2015

Premium income
Life	4,975	4,856	9,874	10,285
Non-Life	727	853	1,664	1,771
Total	5,702	5,710	11,538	12,056

Premiums paid to reinsurers [1]
Life	757	678	1,403	1,298
Non-Life	63	69	131	138
Total	820	747	1,534	1,436

1 Premiums paid to reinsurers are recorded within Benefits and expenses in the income statement - refer to note 8 - Benefits and expenses.

Premium income Life includes EUR 1,317 million for Q2 2016 and EUR 2,118 million YTD 2016 (Q2 2015: EUR 971 million, YTD 2015 EUR 1,821 million) of premiums related to insurance policies upgraded to the new retirement platform in the UK.

5. Investment income

EUR millions	Q2 2016	Q2 2015	YTD 2016	YTD 2015

Interest income	1,562	1,776	3,269	3,538
Dividend income	481	453	675	754
Rental income	30	33	64	68
Total investment income	2,073	2,262	4,008	4,360

Investment income related to general account	1,374	1,528	2,867	3,032
Investment income for account of policyholders	699	735	1,141	1,328
Total	2,073	2,262	4,008	4,360

6. Results from financial transactions

EUR millions	Q2 2016	Q2 2015	YTD 2016	YTD 2015

Net fair value change of general account financial investments at FVTPL other than derivatives	7	(23)	(65)	48
Realized gains /(losses) on financial investments	228	131	281	268
Gains /(losses) on investments in real estate	8	7	26	17
Net fair value change of derivatives	(272)	(2,023)	166	(617)
Net fair value change on for account of policyholder financial assets at FVTPL	4,865	(5,289)	6,462	3,011
Net fair value change on investments in real estate for account of policyholders	(33)	6	(25)	14
Net foreign currency gains /(losses)	7	(6)	24	(28)
Net fair value change on borrowings and other financial liabilities	6	17	(3)	12
Realized gains /(losses) on repurchased debt	1	1	1	1
Total	4,817	(7,179)	6,867	2,725

The increase of the net fair value change on for account of policyholder financial assets at FVTPL in Q2 2016 compared to Q2 2015 is mainly driven by interest rates movements.

Net fair value change on for accounts of policyholder financial assets at FVTPL is offset by amounts in the Claims and benefits line reported in note 8 - Benefits and expenses.

7. Other income

Other income of EUR 54 million in the second quarter 2016 related mainly to the sale of Transamerica Financial Advisors. This transaction has resulted in a gain of USD 58 million (EUR 52 million). Refer to note 21 Acquisitions / divestments.

Unaudited

Condensed Consolidated Interim Financial Statements Q2 2016	23

8. Benefits and expenses

EUR millions	Q2 2016	Q2 2015	YTD 2016	YTD 2015

Claims and benefits	13,047	963	23,088	19,301
Employee expenses	559	563	1,155	1,125
Administration expenses	320	315	631	612
Deferred expenses	(311)	(382)	(634)	(795)
Amortization charges	208	373	484	715
Total	13,823	1,832	24,724	20,959

The following table provides an analysis of “claims and benefits”:

EUR millions	Q2 2016	Q2 2015	YTD 2016	YTD 2015

Benefits and claims paid life	5,413	7,055	10,124	12,832
Benefits and claims paid non-life	530	523	1,068	1,037
Change in valuation of liabilities for insurance contracts	5,449	(5,374)	8,449	4,721
Change in valuation of liabilities for investment contracts	111	(2,848)	394	(2,441)
Other	(10)	11	(15)	(10)
Policyholder claims and benefits	11,493	(634)	20,020	16,140
Premium paid to reinsurers	820	747	1,534	1,436
Profit sharing and rebates	4	8	11	16
Commissions	729	843	1,524	1,710
Total	13,047	963	23,088	19,301

The lines “change in valuation of liabilities for insurance contracts” and “change in valuation of liabilities for investment contracts” reflect changes in technical provisions resulting from fair value changes on for account of policyholder financial assets included in Results from financial transactions (note 6) of EUR 4,865 million (2015 Q2: EUR 5,289 million negative). In addition, the line “change in valuation of liabilities for insurance contracts” includes changes in technical provisions for life insurance contracts of EUR 1,163 million negative (2015 Q2: EUR 2,313 million positive).

9. Impairment charges/(reversals)

EUR millions	Q2 2016	Q2 2015	YTD 2016	YTD 2015

Impairment charges / (reversals) comprise:
Impairment charges on financial assets, excluding receivables [1]	31	17	72	35
Impairment reversals on financial assets, excluding receivables [1]	(12)	(23)	(17)	(28)
Impact of the above impairments on the valuation of insurance assets and liabilities [1]	3	-	7	-
Impairment charges / (reversals) on non-financial assets and receivables	(2)	-	(2)	1
Total	20	(6)	60	7

Impairment charges on financial assets, excluding receivables, from:
Shares	9	-	20	2
Debt securities and money market instruments	11	14	39	17
Loans	10	3	13	15
Total	31	17	72	35

Impairment reversals on financial assets, excluding receivables, from:
Debt securities and money market instruments	(3)	(22)	(1)	(24)
Loans	(5)	(2)	(9)	(4)
Investments in associates	(3)	-	(7)	-
Total	(12)	(23)	(17)	(28)

1 Impairment charges / (reversals) on financial assets, excluding receivables, are excluded from underlying earnings before tax for segment reporting (refer to note 3.1).

Unaudited

24	Condensed Consolidated Interim Financial Statements Q2 2016

10. Other charges

Other charges of EUR 682 million mainly relate to the book loss of the sale on the UK annuity portfolio. For more details on the sale of the UK annuity portfolio refer to note 19 Assets and Liabilities held for sale and note 21 Acquisitions/divestments.

11. Intangible assets

EUR millions	Jun. 30, 2016	Dec. 31, 2015

Goodwill	281	299
VOBA	1,393	1,472
Future servicing rights	65	57
Software	55	61
Other	12	12
Total intangible assets	1,805	1,901

Intangible assets, except for goodwill, are predominantly impacted by periodic amortization of balances and changes in foreign exchange rates.

12. Investments

EUR millions	Jun. 30, 2016	Dec. 31, 2015

Available-for-sale (AFS)	113,016	114,409
Loans	39,279	38,577
Financial assets at fair value through profit or loss (FVTPL)	5,736	5,816
Financial assets, for general account, excluding derivatives	158,030	158,803
Investments in real estate	1,902	1,990
Total investments for general account, excluding derivatives	159,933	160,793

Financial assets, for general account, excluding derivatives

EUR millions	AFS	FVTPL	Loans	Total

Shares	701	551	-	1,252
Debt securities	101,984	2,306	-	104,290
Money market and other short-term investments	9,006	487	-	9,493
Mortgages loans	-	-	33,812	33,812
Private loans	-	-	3,050	3,050
Deposits with financial institutions	-	-	192	192
Policy loans	-	-	2,113	2,113
Other	1,325	2,392	113	3,829
June 30, 2016	113,016	5,736	39,279	158,030

	AFS	FVTPL	Loans	Total

Shares	820	640	-	1,460
Debt securities	105,151	2,239	-	107,390
Money market and other short-term investments	7,141	303	-	7,444
Mortgages loans	-	-	33,214	33,214
Private loans	-	-	2,847	2,847
Deposits with financial institutions	-	-	106	106
Policy loans	-	-	2,201	2,201
Other	1,297	2,635	210	4,141
December 31, 2015	114,409	5,816	38,577	158,803

Unaudited

Condensed Consolidated Interim Financial Statements Q2 2016	25

13. Investments for account of policyholders

EUR millions	Jun. 30, 2016	Dec. 31, 2015

Shares	24,086	26,699
Debt securities	31,515	31,606
Money market and short-term investments	1,616	1,907
Deposits with financial institutions	2,591	1,222
Unconsolidated investment funds	130,615	134,845
Other	3,387	2,925
Total investments for account of policyholders at fair value through profit or loss, excluding derivatives	193,810	199,204
Investment in real estate	703	1,022
Total investments for account of policyholders	194,512	200,226

14. Derivatives

The movements in derivative balances mainly result from changes in interest rates during the period as well as purchases and disposals.

15. Fair value

The following tables provide an analysis of financial instruments recorded at fair value on a recurring basis by level of the fair value hierarchy:

Fair value hierarchy

EUR millions	Level I	Level II	Level III	Total

As at June 30, 2016
Financial assets carried at fair value
Available-for-sale investments
Shares	53	303	345	701
Debt securities	30,627	67,278	4,078	101,984
Money markets and other short-term instruments	-	9,006	-	9,006
Other investments at fair value	-	464	860	1,325
Total Available-for-sale investments	30,680	77,052	5,283	113,016
Fair value through profit or loss
Shares	200	351	-	551
Debt securities	26	2,274	6	2,306
Money markets and other short-term instruments	150	337	-	487
Other investments at fair value	2	1,131	1,258	2,392
Investments for account of policyholders [1]	120,231	72,043	1,535	193,810
Derivatives	59	17,572	453	18,084
Total Fair value through profit or loss	120,668	93,709	3,253	217,629
Total financial assets at fair value	151,348	170,760	8,536	330,645
Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	17,968	22,804	139	40,911
Borrowings [3]	-	607	-	607
Derivatives	87	12,856	4,011	16,955
Total financial liabilities at fair value	18,056	36,267	4,150	58,473

Unaudited

26	Condensed Consolidated Interim Financial Statements Q2 2016

Fair value hierarchy
EUR millions	Level I	Level II	Level III	Total

As at December 31, 2015
Financial assets carried at fair value
Available-for-sale investments
Shares	29	498	293	820
Debt securities	28,701	72,307	4,144	105,151
Money markets and other short-term instruments	-	7,141	-	7,141
Other investments at fair value	31	337	928	1,297
Total Available-for-sale investments	28,761	80,283	5,365	114,409
Fair value through profit or loss
Shares	254	385	-	640
Debt securities	16	2,217	6	2,239
Money markets and other short-term instruments	-	303	-	303
Other investments at fair value	2	1,368	1,265	2,635
Investments for account of policyholders [1]	121,227	76,232	1,745	199,204
Derivatives	54	11,270	222	11,545
Total Fair value through profit or loss	121,552	91,775	3,239	216,566
Total financial assets at fair value	150,313	172,058	8,604	330,975
Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	16,943	23,266	156	40,365
Borrowings [3]	-	617	-	617
Derivatives	4	8,782	2,104	10,890
Total financial liabilities at fair value	16,946	32,665	2,260	51,871

1 The investments for account of policyholders included in the table above represents only those investments carried at fair value through profit or loss.

2 The investment contracts for account of policyholders included in the table above represents only those investment contracts carried at fair value.

3 Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

Significant transfers between Level I, Level II and Level III

Aegon’s policy is to record transfers of assets and liabilities between Level I, Level II and Level III at their fair values as of the beginning of each reporting period.

The table below shows transfers between Level I and II for financial assets and financial liabilities recorded at fair value on a recurring basis during the six month period ended June 30, 2016.

Fair value transfers
EUR millions	YTD 2016		Full Year 2015
	Transfers Level I to Level II	Transfers Level II to Level I	Transfers Level I to Level II	Transfers Level II to Level I
Financial assets carried at fair value Available-for-sale investments
Debt securities	5	2	14	156
Total	5	2	14	156
Fair value through profit or loss
Shares	-	-	-	40
Investments for account of policyholders	-	(8)	(3)	209
Total	-	(8)	(3)	248
Total financial assets at fair value	5	(6)	11	405
Financial liabilities carried at fair value
Investment contracts for account of policyholders	-	-	-	1
Total financial liabilities at fair value	-	-	-	1

Transfers are identified based on transaction volume and frequency, which are indicative of an active market.

Unaudited

Condensed Consolidated Interim Financial Statements Q2 2016	27

Movements in Level III financial instruments measured at fair value

The following table summarizes the change of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (‘Level III’), including realized and unrealized gains (losses) of all assets and liabilities and unrealized gains (losses) of all assets and liabilities still held at the end of the respective period.

Roll forward of Level III financial instruments
EUR millions	January 1, 2016	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Transfers from Level I and Level II	Transfers to Level I and Level II	June 30, 2016	Total unrealized gains and losses for the period recorded in the P&L for instruments held at June 30, 2016 ³
Financial assets carried at fair value available-for-sale investments
Shares	293	8	(2)	98	(49)	-	(3)	-	-	345	-
Debt securities	4,144	12	39	202	(103)	(121)	(47)	649	(695)	4,078	-
Other investments at fair value	928	(72)	18	107	(98)	(2)	(21)	-	-	860	-
	5,365	(52)	54	407	(250)	(124)	(72)	649	(695)	5,283	-

Fair value through profit or loss
Debt securities	6	-	-	-	-	-	-	-	-	6	-
Other investments at fair value	1,265	(41)	-	136	(108)	-	(28)	219	(185)	1,258	(38)
Investments for account of policyholders	1,745	(53)	-	177	(265)	-	(37)	4	(37)	1,535	(57)
Derivatives	222	52	-	77	108	-	(6)	-	-	453	41
	3,239	(42)	-	390	(264)	-	(71)	223	(222)	3,253	(55)

Financial liabilities carried at fair value
Investment contracts for account of policyholders	156	(13)	-	6	(5)	-	(3)	-	(2)	139	(13)
Derivatives	2,104	2,120	-	-	(206)	-	(7)	-	-	4,011	2,127
	2,260	2,107	-	6	(210)	-	(10)	-	(2)	4,150	2,114
EUR millions	January 1, 2015	Total gains / losses in income statement 1	Total gains / losses in OCI 2	Purchases	Sales	Settlements	Net exchange differences	Transfers from Level I and Level II	Transfers to Level I and Level II	December 31, 2015	Total unrealized gains and losses for the period recorded in the P&L for instruments held at December 31, 2015 ³
Financial assets carried at fair value available-for-sale investments
Shares	280	32	30	92	(124)	(33)	16	-	-	293	-
Debt securities	3,803	(2)	29	842	(367)	(198)	212	182	(359)	4,144	-
Other investments at fair value	934	(206)	9	179	(72)	(18)	102	-	-	928	-
	5,018	(176)	69	1,113	(563)	(249)	330	182	(359)	5,365	-

Fair value through profit or loss
Debt securities	17	-	-	-	(2)	-	2	-	(9)	6	-
Other investments at fair value	1,237	(20)	-	179	(397)	-	139	291	(162)	1,265	17
Investments for account of policyholders	1,956	126	-	486	(773)	-	33	-	(83)	1,745	85
Derivatives	320	(173)	-	12	48	-	15	-	-	222	(176)
	3,530	(67)	-	677	(1,124)	-	188	291	(255)	3,239	(74)

Financial liabilities carried at fair value
Investment contracts for account of policyholders	165	3	-	12	(34)	-	14	-	(5)	156	3
Derivatives	3,010	(925)	-	-	(98)	-	116	-	-	2,104	(972)
	3,175	(922)	-	13	(131)	-	131	-	(5)	2,260	(969)

1 Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item results from financial transactions of the income statement.

2 Total gains and losses are recorded in line items Gains/ (losses) on revaluation of available-for-sale investments and (Gains)/ losses transferred to the income statement on disposal and impairment of available-for-sale investment of the statement of other comprehensive income.

3 Total gains / (losses) for the period during which the financial instrument was in Level III.

During the first six months of 2016, Aegon transferred certain financial instruments from Level II to Level III of the fair value hierarchy. The reason for the change in level was that the market liquidity for these securities decreased, which led to a change in market observability of prices. Prior to transfer, the fair value for the Level II securities was determined using observable market transactions or corroborated broker quotes respectively for the same or similar instruments. The amount of assets and liabilities transferred to Level III was EUR 872 million (full year 2015: EUR 473 million). Since the transfer, all such assets have been valued using valuation models incorporating significant non market-observable inputs or uncorroborated broker quotes.

Similarly, during the first six months of 2016, Aegon transferred EUR 919 million (full year 2015: EUR 619 million) of financial instruments from Level III to other levels of the fair value hierarchy. The change in level was mainly the result of a return of activity in the market for these securities and that for these securities the fair value could be determined using observable market transactions or corroborated broker quotes for the same or similar instruments.

Unaudited

28	Condensed Consolidated Interim Financial Statements Q2 2016

The table below presents information about the significant unobservable inputs used for recurring fair value measurements for certain Level III financial instruments.

Overview of significant unobservable inputs
EUR millions	Carrying amount June 30, 2016	Valuation technique [1]	Significant unobservable input [2]	Range (weighted average)
Financial assets carried at fair value available-for-sale investments
Shares	202	Net asset value	n.a.	n.a.
	143	Other	n.a.	n.a.
	345
Debt securities
	3,384	Broker quote	n.a.	n.a.
	206	Discounted cash flow	Credit spread	1.55% - 4.28% (3.37%)
	489	Other	n.a.	n.a.
	4,078
Other investments at fair value
Tax credit investments	752	Discounted cash flow	Discount rate	6.6%
Investment funds	69	Net asset value	n.a.	n.a.
Other	39	Other	n.a.	n.a.
June 30, 2016	860

Fair value through profit or loss
Debt securities	6	Other	n.a.	n.a.
	6
Other investments at fair value
Investment funds	1,226	Net asset value	n.a.	n.a.
Other	32	Other	n.a.	n.a.
	1,258
Derivatives [3]

Longevity swap	45	Discounted cash flow	Mortality	n.a.
Longevity swap	96	Discounted cash flow	Risk free rate	/- 0.14% - 1.72% (0.82%)
Other	306	Other	n.a.	n.a.
June 30, 2016	447

Financial liabilities carried at fair value
Derivatives
Embedded derivatives in insurance contracts	1,968	Discounted cash flow	Own Credit spread	0.35%
Other	2,043	Other	n.a.	n.a.
Total financial liabilities at fair value	4,011

1 Other in the table above (column Valuation technique) includes investments for which the fair value is uncorroborated and no broker quote is received.

2 Not applicable (n.a.) has been included when no significant unobservable assumption has been identified and used.

3 Investments for account of policyholders are excluded from the table above and from the disclosure regarding reasonably possible alternative assumptions. Policyholder assets, and their returns, belong to policyholders and do not impact Aegon’s net income or equity. The effect on total assets is offset by the effect on total liabilities. Derivatives exclude derivatives for account of policyholders amounting to EUR 7 million.

The description of Aegon’s methods of determining fair value is included in the consolidated financial statements for 2015. For reference purposes, the valuation techniques included in the table above are described in more detail on the following pages.

Shares

When available, Aegon uses quoted market prices in active markets to determine the fair value of its investments in shares. Fair values for unquoted shares are estimated using observations of the price/earnings or price/cash flow ratios of quoted companies considered comparable to the companies being valued. Valuations are adjusted to account for company-specific issues and the lack of liquidity inherent in an unquoted investment. Adjustments for illiquidity are generally based on available market evidence. In addition, a variety of other factors are reviewed by management, including, but not limited to, current operating performance, changes in market outlook and the third-party financing environment.

Unaudited

Condensed Consolidated Interim Financial Statements Q2 2016	29

Available-for-sale shares include shares in a Federal Home Loan Bank (FHLB) for an amount of EUR 189 million (December 31, 2015: EUR 120 million) that are measured at par, which are reported as part of Other in the column Valuation technique. A FHLB has implicit financial support from the United States government. The redemption value of the shares is fixed at par and they can only be redeemed by the FHLB.

Debt securities

Aegon’s portfolio of debt securities can be subdivided in Residential mortgage-backed securities (RMBS), Commercial mortgage-backed securities (CMBS), Asset-backed securities (ABS), Corporate bonds and Sovereign debt. Below relevant details in the valuation methodology for these specific types of debt securities are described.

Valuations of RMBS, CMBS and ABS are monitored and reviewed on a monthly basis. Valuations per asset type are based on a pricing hierarchy which uses a waterfall approach that starts with market prices from indices and follows with third-party pricing services or brokers. The pricing hierarchy is dependent on the possibilities of corroboration of the market prices. If no market prices are available, Aegon uses internal models to determine fair value. Significant inputs included in the internal models are generally determined based on relative value analyses, which incorporate comparisons to instruments with similar collateral and risk profiles. Market standard models may be used to model the specific collateral composition and cash flow structure of each transaction.

Valuations of corporate bonds are monitored and reviewed on a monthly basis. The pricing hierarchy is dependent on the possibility of corroboration of market prices when available. If no market prices are available, valuations are determined by a discounted cash flow methodology using an internally calculated yield. The yield is comprised of a credit spread over a given benchmark. In all cases, the benchmark is an observable input. The credit spread contains both observable and unobservable inputs. Aegon starts by taking an observable credit spread from a similar bond of the given issuer, and then adjusts this spread based on unobservable inputs. These unobservable inputs may include subordination, liquidity and maturity differences. The weighted average credit spread used in valuation of corporate bonds has increased to 3.37% (December 31, 2015: 2.84%).

If available, Aegon uses quoted market prices in active markets to determine the fair value of its sovereign debt investments. If Aegon cannot make use of quoted market prices, market prices from indices or quotes from third-party pricing services or brokers are used.

Tax credit investments

The fair value of tax credit investments is determined by using a discounted cash flow valuation technique. This valuation technique takes into consideration projections of future capital contributions and distributions, as well as future tax credits and the tax benefits of future operating losses. The present value of these cash flows is calculated by applying a discount rate. In general, the discount rate is determined based on the cash outflows for the investments and the cash inflows from the tax credits/tax benefits (and the timing of those cash flows). These inputs are unobservable in the market place. The discount rate used in valuation of tax credit investments has decreased to 6.6% (December 31, 2015: 7.4%).

Investment funds

Investment funds include real estate funds, private equity funds and hedge funds. The fair values of investments held in non-quoted investment funds are determined by management after taking into consideration information provided by the fund managers. Aegon reviews the valuations each month and performs analytical procedures and trending analyses to ensure the fair values are appropriate.

Unaudited

30	Condensed Consolidated Interim Financial Statements Q2 2016

Derivatives

Where quoted market prices are not available, other valuation techniques, such as option pricing or stochastic modeling, are applied. The valuation techniques incorporate all factors that a typical market participant would consider and are based on observable market data when available. Models are validated before they are used and calibrated to ensure that outputs reflect actual experience and comparable market prices.

Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices in active markets. Fair values for over-the-counter (OTC) derivatives represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Most valuations are derived from swap and volatility matrices, which are constructed for applicable indices and currencies using current market data from many industry standard sources. Option pricing is based on industry standard valuation models and current market levels, where applicable. The pricing of complex or illiquid instruments is based on internal models or an independent third party. For long-dated illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. To value OTC derivatives, management uses observed market information, other trades in the market and dealer prices.

Some OTC derivatives are so-called longevity derivatives. The payout of longevity derivatives is linked to publicly available mortality tables. The derivatives are measured using the present value of the best estimate of expected payouts of the derivative plus a risk margin. The best estimate of expected payouts is determined using best estimate of mortality developments. Aegon determined the risk margin by stressing the best estimate mortality developments to quantify the risk and applying a cost-of-capital methodology. The most significant unobservable input for these derivatives is the (projected) mortality development.

Aegon normally mitigates counterparty credit risk in derivative contracts by entering into collateral agreements where practical and in ISDA (International Swaps and Derivatives Association) master netting agreements for each of the Group’s legal entities to facilitate Aegon’s right to offset credit risk exposure. Changes in the fair value of derivatives attributable to changes in counterparty credit risk were not significant.

Embedded derivatives in insurance contracts including guarantees

All bifurcated guarantees for minimum benefits in insurance and investment contracts are carried at fair value. These guarantees include guaranteed minimum withdrawal benefits (GMWB) in the United States, United Kingdom and Japan which are offered on some variable annuity products and are also assumed from a ceding company; minimum investment return guarantees on insurance products offered in the Netherlands, including group pension and traditional products; variable annuities sold in Europe and Japan.

Since the price of these guarantees is not quoted in any market, the fair values of these guarantees are based on discounted cash flows calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the complexity and long-term nature of these guarantees which are unlike instruments available in financial markets, their fair values are determined by using stochastic models under a variety of market return scenarios. A variety of factors are considered including credit spread, expected market rates of return, equity and interest rate volatility, correlations of market returns, discount rates and actuarial assumptions. The most significant unobservable factor is discount rate. The credit spread used in the valuations of embedded derivatives in insurance contracts increased to 0.35% (December 31, 2015: 0.33%).

Unaudited

Condensed Consolidated Interim Financial Statements Q2 2016	31

The expected returns are based on risk-free rates. Aegon added a premium to reflect the credit spread as required. The credit spread is set by using the credit default swap (CDS) spreads of a reference portfolio of life insurance companies (including Aegon), adjusted to reflect the subordination of senior debt holders at the holding company level to the position of policyholders at the operating company level (who have priority in payments to other creditors). Aegon’s assumptions are set by region to reflect differences in the valuation of the guarantee embedded in the insurance contracts.

Since many of the assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability included in future policy benefits has been reflected within Level III of the fair value hierarchy.

Effect of reasonably possible alternative assumptions

The effect of changes in unobservable inputs on fair value measurement were not significantly different than those that were applied to the consolidated financial statements as at and for the year ended December 31, 2015.

Fair value information about financial instruments not measured at fair value

The following table presents the carrying values and estimated fair values of financial assets and liabilities, excluding financial instruments which are carried at fair value on a recurring basis.

Fair value information about financial instruments not measured at fair value
EUR millions	Carrying amount June 30, 2016	Total estimated fair value June 30, 2016	Carrying amount December 31, 2015	Total estimated fair value December 31, 2015
Assets
Mortgage loans - held at amortized cost	33,812	38,832	33,214	37,648
Private loans - held at amortized cost	3,050	3,525	2,847	3,165
Other loans - held at amortized cost	2,417	2,417	2,517	2,517

Liabilities
Trust pass-through securities - held at amortized cost	159	148	157	146
Subordinated borrowings - held at amortized cost	760	804	759	828
Borrowings – held at amortized cost	11,469	11,883	11,829	12,194
Investment contracts - held at amortized cost	18,286	18,864	17,260	17,860

Financial instruments for which carrying value approximates fair value

Certain financial instruments that are not carried at fair value are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, short-term receivables and accrued interest receivable, short-term liabilities, and accrued liabilities. These instruments are not included in the table above.

16. Deferred expenses

EUR millions	Jun. 30, 2016	Dec. 31, 2015

Deferred policy acquisition costs (DPAC) for insurance contracts and investment contracts with discretionary participation features	9,862	10,457
Deferred cost of reinsurance	67	72
Deferred transaction costs for investment management services	456	467
Total deferred expenses	10,386	10,997

Unaudited

32	Condensed Consolidated Interim Financial Statements Q2 2016

17. Share capital

EUR millions	Jun. 30, 2016	Dec. 31, 2015

Share capital - par value	329	328
Share premium	7,979	8,059
Total share capital	8,308	8,387

Share capital - par value
Balance at January 1	328	327
Issuance	1	-
Share dividend	-	-
Balance	329	328

Share premium
Balance at January 1	8,059	8,270
Share dividend	(80)	(211)
Balance	7,979	8,059

Basic and diluted earnings per share

EUR millions	Q2 2016	Q2 2015	YTD 2016	YTD 2015

Earnings per share (EUR per share)
Basic earnings per common share	(0.20)	0.14	(0.15)	0.26
Basic earnings per common share B	(0.01)	-	-	0.01
Diluted earnings per common share	(0.20)	0.14	(0.15)	0.26
Diluted earnings per common share B	(0.01)	-	-	0.01

Earnings per share calculation
Net income / (loss) attributable to equity holders of Aegon N.V.	(385)	319	(242)	608
Coupons on other equity instruments	(29)	(31)	(64)	(68)
Earnings attributable to common shares and common shares B	(415)	288	(306)	540

Earnings attributable to common shareholders	(412)	286	(304)	537
Earnings attributable to common shareholders B	(3)	2	(2)	4

Weighted average number of common shares outstanding (in millions)	2,038	2,098	2,061	2,097
Weighted average number of common shares B outstanding (in millions)	580	583	583	582

Dividend

On May 20, 2016 the Annual General Meeting of Shareholders, approved a final dividend for the year 2015 of EUR 0.13 per common share, payable in either cash or stock. After taking into account the interim dividend 2015 of EUR 0.12 per common share, this resulted in a total 2015 dividend of EUR 0.25 per common share. Final dividend for the year and total 2015 dividend per common share B amounted to 1/40th of the dividend paid on common shares.

43% of shareholders elected to receive the stock dividend. Those who elected for a stock dividend received one Aegon common share for every 30 common shares held. The stock fraction was based on Aegon’s average share price as quoted on Euronext Amsterdam, using the high and low of each of the five trading days from June 13 up to and including June 17, 2016. The average share price calculated on this basis amounted to EUR 3.9057. The stock dividend and the cash dividend are approximately equal in value.

Unaudited

Condensed Consolidated Interim Financial Statements Q2 2016	33

Share buyback

As announced on January 13, 2016, Aegon executed a share buyback program in which 83,116,535 common shares were repurchased. These common shares have been repurchased as part of a program to neutralize the dilutive effect of the cancellation of the preferred shares in 2013.

The first tranche of 41,082,683 million common shares was completed on March 31, 2016. Between April 1, 2016 and May 19, 2016, 42,033,852 common shares were repurchased at an average price of EUR 4.7581 per share. It was decided at the Annual General Meeting of Shareholders on May 20, 2016, to cancel all repurchased shares under this program.

18. Borrowings

EUR millions	Jun. 30, 2016	Dec. 31, 2015

Capital funding	1,905	2,015
Operational funding	10,172	10,430
Total borrowings	12,077	12,445

Included in borrowings is EUR 607 million relating to borrowings measured at fair value (December 31, 2015: EUR 617 million). In the first half of 2016 Aegon redeemed EUR 450 million of ECB LTRO, EUR 225 million of ECB MRO and repurchased the mortgage loans from SAECURE 9 and SAECURE 10 for EUR 1,658 million. In addition, Aegon entered into a USD 2 billion liquidity program from the Federal Home Loan Bank and issued a EUR 493 million covered bond.

19. Assets and Liabilities held for sale

In the first half of 2016 Aegon sold its UK annuity portfolio in two parts. On April 11, 2016 Aegon announced the sale of around GBP 6 billion of the portfolio to Rothesay Life. On May 23, 2016 Aegon announced the sale of around GBP 3 billion of the portfolio to Legal & General. Aegon incurred a book loss on the transaction before tax of GBP 530 million (EUR 682 million), reported in the line other charges in the Condensed consolidated income statement. The transaction resulted in a tax benefit of GBP 41 million (EUR 53 million). Under the terms of the agreements, Aegon reinsured GBP 6.8 billion of liabilities to Rothesay Life and Legal & General, followed by a Part VII transfer1, which is subject to court approval. The loss on the reinsurance transaction is GBP 1.9 billion (EUR 2.4 billion) being the difference of the reinsurance premium paid and the reinsurance asset received related to the insurance liabilities. Upon disposal an amount of GBP 1.4 billion (EUR 1.8 billion) related to a positive revaluation reserve has been recycled from equity through profit and loss account. Taking into account the results of the sale of the related bonds leads to abovementioned result on the transaction of GBP 530 million.

The major type of assets included in the assets held for sale comprise of the reinsurance asset. The liability included in the liabilities held for sale are the insurance liabilities related to the UK annuity portfolio.

The UK annuity portfolio was included in the United Kingdom segment.

20. Commitments and contingencies

There have been no material changes in contingent assets and liabilities to those reported in the 2015 consolidated financial statements of Aegon.

21. Acquisitions / divestments

On May 3, 2016, Aegon announced it has agreed to buy BlackRock’s UK defined contribution (DC) platform and administration business. Under the purchase agreement, Aegon will acquire approximately GBP 12 billion (EUR 15.2 billion) of assets and 350,000 customers from BlackRock, which serves institutional and retail clients. The transaction is subject to customary closing conditions and a Part VII transfer of the underlying assets and liabilities to Aegon, which is subject to regulatory and court approval.

1 An insurance business transfer scheme under Part VII of the United Kingdom Financial Services and Markets Act 2000 allows an insurer to transfer policies as at a fixed time and date to another insurer, along with related contracts with other parties (including reinsurance).

Unaudited

34	Condensed Consolidated Interim Financial Statements Q2 2016

On May 13, 2016, Aegon completed the sale of certain assets of Transamerica Financial Advisors, a full service independent broker-dealer and registered investment adviser, following regulatory approval. The transaction resulted in a pre tax gain of USD 58 million (EUR 52 million) recorded in the second quarter of 2016. See also note 7.

During the second quarter of 2016, Aegon announced the divestment of its GBP 9 billion annuity portfolio in the United Kingdom through two transactions, to Rothesay Life and Legal & General. Under the terms of the agreement, Aegon reinsured GBP 9 billion of liabilities to Rothesay Life and Legal & General, followed by a Part VII transfer, which is subject to court approval. The reinsurance transaction resulted in a pre-tax book loss of GBP 530 million (EUR 682 million) recorded in the second quarter of 2016 and reported in the line other charges in the Condensed consolidated income statement. The transaction resulted in a tax benefit of GBP 41 million (EUR 53 million). See also note 19.

22. Post reporting date events

On January 18, 2016 Aegon Nederland N.V. sold its commercial non-life insurance business, which includes the proxy and co-insurance run-off portfolios. The transaction was subsequently approved by the Dutch Central Bank (De Nederlandsche Bank) and the Dutch Authority for Consumers and Markets (Autoriteit Consument & Markt). Aegon completed the sale on July 1, 2016. Therefore the results of this divested business continued to be reflected in Aegon’s reported results for the first half of 2016. Aegon will derecognize this business and record the result on the sale in Q3 2016.

On July 4, 2016 Aegon announced and started a share buy back program of 29,258,662 common shares to neutralize the dilutive effect of the 2015 final stock dividend. These shares will be held as treasury shares and will be used to pay future stock dividends.

Unaudited

Condensed Consolidated Interim Financial Statements Q2 2016	35

Management Statement

The interim report for the six months ended June 30, 2016, consists of the Condensed consolidated interim financial statements, the Q2 2016 results release and this responsibility statement by the Company’s Executive Board. The information in this interim report is unaudited.

The Executive Board is responsible for preparing the Condensed consolidated interim financial statements in accordance with Dutch law and IAS 34, Interim Financial Reporting, as adopted by the European Union.

The Executive Board declares that, to the best of its knowledge, the Condensed consolidated interim financial statements which have been prepared in accordance with lAS 34, Interim Financial Reporting, as adopted by the European Union, give a true and fair view of the assets, liabilities, financial condition and profit or loss of Aegon N.V. and the undertakings included in the consolidation as a whole and that the Q2 2016 results release includes a fair review of the information required pursuant to section 5:2Sd, subsections 8 and 9 of the Dutch Act on Financial Supervision (Wet op het financieel toezicht).

The Hague, August 10, 2016

A.R. Wynaendts

Chairman of the Executive Board and CEO

D.D. Button

Member of the Executive Board and CFO

Unaudited

36	Condensed Consolidated Interim Financial Statements Q2 2016

To: The Supervisory Board and the Executive Board of Aegon N.V.

Review report

Introduction

We have reviewed the accompanying Condensed consolidated interim financial statements for the six-month period ended June 30, 2016, of Aegon N.V., The Hague, as set out on pages 2 to 34, which comprises the Condensed consolidated statement of financial position as at June 30, 2016, the Condensed consolidated income statement, the Condensed consolidated statement of comprehensive income, the Condensed consolidated statement of changes in equity, the Condensed consolidated cash flow statement and the selected explanatory notes for the six-month period then ended. Management is responsible for the preparation and presentation of these Condensed consolidated interim financial statements in accordance with IAS 34, ‘Interim Financial Reporting’ as adopted by the European Union. Our responsibility is to express a conclusion on these Condensed consolidated interim financial statements based on our review.

Scope

We conducted our review in accordance with Dutch law including standard 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Dutch auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying Condensed consolidated interim financial statements as at and for the six-month period ended June 30, 2016, are not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’ as adopted by the European Union.

Amsterdam, August 10, 2016

PricewaterhouseCoopers Accountants N.V.

Original has been signed by

R. Dekkers RA

Unaudited

Condensed Consolidated Interim Financial Statements Q2 2016	37

Disclaimers

Cautionary note regarding non-IFRS measures

This document includes the following non-IFRS financial measures: underlying earnings before tax, income tax and income before tax. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures to the most comparable IFRS measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed consolidated interim financial statements. Aegon believes that these non-IFRS measures, together with the IFRS information, provide meaningful information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

¿	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
¿	Changes in the performance of financial markets, including emerging markets, such as with regard to:
	–	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
	–	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
	–	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;
¿	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
¿	Consequences of a potential (partial) break-up of the euro;
¿	Consequences of the anticipated exit of the United Kingdom from the European Union;
¿	The frequency and severity of insured loss events;
¿	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
¿	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
¿	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
¿	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
¿	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;
¿	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
¿	Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;
¿	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;
¿	Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII);
¿	Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;
¿	Acts of God, acts of terrorism, acts of war and pandemics;
¿	Changes in the policies of central banks and/or governments;
¿	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;
¿	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;
¿	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
¿	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
¿	As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;
¿	Customer responsiveness to both new products and distribution channels;
¿	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
¿	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results and shareholders’ equity;
¿	Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results. The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;
¿	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and
¿	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Unaudited

Condensed Consolidated Interim Financial Statements Q2 2016

Corporate and shareholder information

Headquarters
Aegon N.V.

P.O. Box 85

2501 CB The Hague

The Netherlands

+ 31 (0) 70 344 32 10

aegon.com
Group Corporate Communications & Investor Relations
Media relations

+ 31 (0) 70 344 89 56

gcc@aegon.com

Investor relations

+ 31 (0) 70 344 83 05

or 877 548 96 68 - toll free, USA only

ir@aegon.com

Publication dates quarterly results 2016 and 2017

November 10, 2016	Results third quarter 2016

February 17, 2017	Results fourth quarter 2016

May 11, 2017	Results first quarter 2017

August 10, 2017	Results second quarter 2017

Aegon’s Q2 2016 press release and Financial Supplement are available on aegon.com.

About Aegon

Aegon’s roots go back more than 170 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information: aegon.com.